FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 19, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Disposal of RBS Factor S.A.

19th May 2010

RBS announces sale of RBS Factor S.A.

The Royal Bank of Scotland Group plc ("RBS") has agreed the sale of RBS Factor S.A. to GE Capital.

The transaction is subject to regulatory approval and expected to complete in Q3 2010.

RBS Factor S.A. which is the RBS factoring business in France, had gross assets of approximately €606 million as at 31 December 2009. As part of the Group's strategic plan, announced in February 2009, this business was placed in the Non-Core Division while the Group sought a new owner with a long term commitment to the factoring sector in France and the ability to invest in RBS Factor S.A. for future growth.

This follows the announcement earlier this year of the sale of the RBS factoring business in Germany to GE Capital. The sales complete the disposal of our factoring businesses in Continental Europe and represent further progress against the RBS strategic plan.  The Group continues to advance on a number of fronts in the disposal of its non-core assets.

RBS will continue to have a significant presence in France, focused on financing, advisory and risk management solutions for corporates, financial institutions and the public sector.

Ends

For analyst enquiries:
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758
For media enquiries:
Jason Knauf	Head of Group Media Centre	+44 (0) 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   19 May 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary